Filed by FirstEnergy Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934, as amended
Subject Company: Allegheny Energy, Inc.
Commission File No: 333-165640
INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS
In addition to historical information, this document may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving FirstEnergy and Allegheny Energy, including future financial and operating results; FirstEnergy’s and Allegheny Energy’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite FirstEnergy and Allegheny Energy shareholder approvals; the risk that FirstEnergy or Allegheny Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-165640) that was filed by FirstEnergy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in FirstEnergy’s and Allegheny Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither FirstEnergy nor Allegheny Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger, FirstEnergy filed a Registration Statement on Form S-4 (Registration No. 333-165640) with the SEC that includes a joint proxy statement of FirstEnergy and Allegheny Energy and that also constitutes a prospectus of

FirstEnergy. FirstEnergy and Allegheny Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy’s website (www.firstenergycorp.com) under the tab “Investors” and then under the heading “Financial Information” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Allegheny Energy’s website (www.alleghenyenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”

FINAL TRANSCRIPT

Thomson StreetEvents℠

FE - Q2 2010 FirstEnergy Earnings Conference Call

Event Date/Time: Aug. 03. 2010 / 5:00PM GMT

C O R P O R A T E    P A R T I C I P A N T S
Irene Prezelj
FirstEnergy — DIR of IR
Mark Clark
FirstEnergy — EVP and CFO
Tony Alexander
FirstEnergy — President and CEO
Jim Pearson
FirstEnergy — VP and Treasurer
Bill Byrd
FirstEnergy — VP of Corporate Risk
Harvey Wagner
FirstEnergy — VP and Controller
C O N F E R E N C E    C A L L    P A R T I C I P A N T S
Dan Eggers
Credit Suisse — Analyst
Hugh Wynne
Sanford C. Bernstein & Company — Analyst
Steve Fleishman
BofA Merrill Lynch — Analyst
Angie Storozynski
Macquarie Research Equities — Analyst
Greg Orrill
Barclays Capital — Analyst
Jonathan Arnold
Deutsche Bank — Analyst
David Frank
— Analyst
Marc De Croisset
FBR Capital Markets — Analyst
P R E S E N T A T I O N
Operator
Greetings and welcome to the FirstEnergy Corp. second quarter 2010 earnings conference call. At this time, all participants are in a listen only mode. A brief question and answer session will follow the formal presentation. (Operator Instructions). As a reminder this conference is being recorded. It is now my pleasure to introduce your host, Irene Prezelj, Director Investor Relations for FirstEnergy Corp. Thank you, Ms. Prezelj, you may begin.
Irene Prezelj — FirstEnergy — DIR of IR
Thank you, Lisa, and welcome everyone. During this conference call, we will make various forward-looking statements within the meaning of the Safe Harbor Provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are

cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of FirstEnergy Corp. are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. Please read the Safe Harbor Statement contained in the consolidated report to the financial community,which was released earlier today and is also available on our website under the Earnings Release link. Reconciliations to GAAP for the non-GAAP earnings measures we will be referring to today are also contained in that report as well as on the investor information section on our website at www.firstenergycorp.com/ir. Participating in today’s call are Tony Alexander, President and Chief Executive Officer, Mark Clark, Executive Vice President and Chief Financial Officer, Harvey Wagner, Vice President and Controller, Jim Pearson, Vice President and Treasurer, Bill Byrd, Vice President of Corporate Risk and Ron Seeholzer, Vice President of Investor Relations. I’ll now turn the call over to Mark.

Mark Clark — FirstEnergy — EVP and CFO
Thanks, Irene and good afternoon, everyone. This morning, we reported solid second quarter results. We are particularly encouraged to see steadily improving economic activity, particularly with regard to industrial deliveries, and strong results in our retail business, which are exceeding our expectations. As I walk through our results, it may be helpful for you to refer to the consolidated report to the financial community we issued this morning. Later, Tony will provide information about regulatory and operational activities as well as an update on the Allegheny Energy merger.
Excluding special items, normalized non-GAAP earnings were $0.82 per share compared to $0.87 per share in the second quarter of 2009. On a GAAP basis, this quarters earnings were $0.87 per share compared to $1.36 per share last year. As detailed on page 16 of the consolidated report, four special items increased this quarters GAAP earnings by a total of $0.05 per share. By comparison, special items added $0.49 per share in the second quarter of 2009.
The first of the 2010 special items was a gain of $0.07 per share related to power contract, mark-to-market adjustments of certain legacy purchase power contracts. These contracts representing a total of 500 megawatts were entered in 2008 for delivery in Ohio in 2010 and 2011. They were mark-to-market beginning in December of 2009. Last month, FirstEnergy Solutions entered into offsetting financial transactions to these contracts. The new transactions will eliminate the volatility in GAAP earnings associated with marking these contracts to market through the end of 2011.
The second special item was $0.01 per share benefit that resulted from court approval of a labor settlement for JCP& L dating back to 2002. The third special item was $0.02 per share impairment associated with nuclear decommissioning trust securities and finally a charge of $0.01 per share reed to cost associated with the Allegheny Energy merger. Similar to the first quarter, merger related cost will continue to be expensed as incurred.
On page one of the consolidated report we highlight the major drivers of second quarter results. I’ll walk through these starting with the positives. First, an 8% increase in distribution deliveries, benefited earnings by $0.07 per share. The majority of this increase reflects the stronger economy with warmer weather providing a moderate uplift. In the industrial sector, distribution deliveries, increased 13% compared to the second quarter of 2009 largely due to higher usage by steel and automotive customers. Through the first six months of 2010, industrial deliveries, were 10% higher than the first half of 2009. This positive trend continued in July with industrial kilowatt hour deliveries, up 16% compared to the same period of 2009. This represents the fifth consecutive month of double digit industrial sales growth on a year-over-year basis. While we are encouraged by this steady monthly growth, it is important to note that industrial deliveries remain about 10% below 2008 pre-recession levels although this gap continues to decline.
Residential deliveries increased by 7% in the quarter and commercial deliveries, were up 5%. Cooling degree days were up this quarter compared to the extremely mild weather experienced in the second quarter of 2009 and up versus normal. Heating degree days early in the quarter were below normal so somewhat of a mixed bag with respect to weather. On our first quarter call, I indicated that we were taking a conservative outlook on our distribution sales forecast for the remainder of 2010. Through the end of the second quarter, we are slightly ahead of that lower revised target thanks in large part to the continuing industrial recovery of the past months, particularly in Ohio.
The second positive earnings driver this quarter was a lower effective income tax rate that increased earnings by $0.05 per share in a result of favorably resolving former uncertain legacy tax positions. Third, an increase in capitalized interest related to construction programs increased earnings by $0.01 per share. As you know, our $1.8 billion AQC environment all construction program at our Sammis Plant is winding down at the end of this year as is construction at our Fremont facility and the invested dollars will be transferred to plan and service. With the completion of this project, the capitalized interest benefit will end and depreciation will begin.
Interest expense in the second quarter of 2010 was essentially flat compared to the same period last year. Higher interest costs associated with our financing activities in the second half of 2009 were offset by lower short-term debt expense and the favorable impacts from interest rate swap transactions we executed during the second quarter. The interest rate swaps outstanding at the end of the quarter were terminated in early July, and finally, three items each increased earnings by $0.01 per share. The CEI distribution rate increase which was implemented on May 1, 2009, higher nuclear decommissioning trust income and lower general taxes primarily due to recent settlement of tax, uses in Ohio and Pennsylvania.
Moving to items that had a negative impact on second quarter earnings. Lower transition cost recovery margin and CEI reduced earnings by $0.11 per share. Transition recovery for CEI will end in December. Higher O & M expenses reduced earnings by $0.02 per share. This consists of several pluses and minuses. Starting with the negative. There was an impact to general O & M of $0.12 per share principally from two items related to employee benefits. First in 2009, second quarter O & M expenses benefited from reduced liabilities associated with changes to an employee non-healthcare benefit program. Second, we recorded a higher level of accruals for performance incentives this quarter which were not achieved through the second quarter of 2009. If we fall below our financial and operational targets later this year, some or all of these accruals will be reversed in the second half of 2010.
Partially offsetting these negative factors were lower nuclear O & M expense of $0.06 per share. We had one outage in the second quarter of 2010 compared to two refueling outages during the same period last year. While there was an extended outage at Davis-Besse, about $40 million of the costs related to reactor head modifications were record as capital with the Second Quarter O & M impact of $5 million. The cost of the Davis-Besse outages really show up as an opportunity cost and lost wholesale opportunities reflected in our commodity margin which I’ll discuss in a moment.
Finally, pension and other post-employment benefits increased earnings by $0.04 per share. This is primarily related to changes we made last year to our healthcare plan. We expect a slightly smaller comparative earnings impact in both the third and the fourth quarter.
I’d like to now turn to commodity margin, which reduced second quarter earnings by $0.09 per share. I’ll note the extended Davis-Besse outage accounted for approximately $0.07 per share of the $0.09. This includes the impact of lost wholesale opportunities and increased fuel expenses related to higher utilization of our fossil plants. A detailed summary of this item appears in the first three pages of the consolidated report including additional information on megawatt hour volumes and prices.
The good news within the commodity margin story is the FES generation sales were up 20% compared to last year as we continued to implement our retail strategy and NOI shifted customers into longer term contracts. These direct sales and government aggregation efforts in Ohio have achieved strong results. As we switch customers over to these two channels, our overall polar obligation and shopping risk is reduced.
In addition, we posted solid results from our direct sales efforts and we are ahead of our goals in all of the new market sales territories we’ve targeted. Year-over-year excluding sales to our Ohio affiliates, our retail sales have more than doubled on an annualized basis. For 2010, this represents approximately 12 million-megawatt hours in direct sales.

Generation output for the quarter was up more than 2500 megawatts for our fossil fleet and nearly 450-megawatt hours for our nuclear fleets. As I mentioned previously we had two nuclear outages in the second quarter last year so even with the extended outage work at Davis-Besse this year, nuclear output increased year-over-year.
The negative drivers of commodity margin included higher fuel expenses related to the overall increase in generation output as well as nuclear fuel prices, higher capacity expenses for FES, Met-Ed and Penelec, associated with serving the Met-Ed and Penelec polar load during this last year of their transition period, lower FES wholesale sales volumes and an increase in purchase power prices primarily in the PJM spot market which offset an overall reduction in power purchases. Again, the extended Davis-Besse outage accounted for approximately $0.07 per share of the $0.09 decrease in commodity margin.
Overall our second quarter results were in line with our expectation and our plan for earnings and free cash flow remains on track for the remainder of the year. We were conservative with our distribution sales outlook in May; however, during the last few months we have run slightly ahead of that revised lower forecast due to stronger than expected industrial sales recovery, solid results from our retail group, additionally we’ve benefited from lower interest rate expense and the resolution of some outstanding tax issues as well as our continued success with holding down O & M costs.
As you would expect, there are a myriad of items that may influence the second half of this year. Before I start the second half of this year, will be much more comparable to the second half of 2009 with the transition in Ohio starting essentially on June 1, 2009. Back to 2010 second half. The largest drivers are likely to include increased opportunity sales with our base load generating fleet at full strength, particularly our nuclear units. In addition, recent wholesale market conditions have been favorable and we expect year-over-year improvements in price. We also anticipate a continuation of the strong results from our retail team. Other factors include our expectation that interest rates will remain low for the balance of the year and that we will receive a slight benefit from pension and OPEB. Of course we will continue our concerted efforts to resolve tax, uses where appropriate and finally, we will continue to be opportunistic with the management of our O & M expense. For example, limiting any staff increases in the anticipation of the merger.
Taking into account our expectations for the remainder of the year, we are tightening our 2010 non-GAAP guidance to the upper end of our previous range from $3.50 to $3.70 per share and we are changing that to $3.60 to $3.70 per share. Now I’ll turn it over to Tony.

Tony Alexander — FirstEnergy — President and CEO
Thanks, Mark and good afternoon. Let me start by saying that I’m pleased with the overall results of the Company during the second quarter and through the first half of this year. Our transition to the competitive generation market is on track and we are building a strong base to grow this business in the future. Our generation and utility operations remain solid and even though we face some issues within our generation fleet, I’m very proud of the teams performance and their ability to address and deal with the challenges we faced.
I’m also pleased with the progress we’ve made on the Electric security plan in Ohio and on the Allegheny merger. In both cases, we are positioning the Company to be successful in the future and more capable of delivering increased shareholder value. While this year is certainly not without its challenges, especially from the continuing impact of the economy within our service area, we are seeing improvements that will allow for greater opportunities in the future.
Now let me move on to an update on the Electric security plan that we filed on March 23rd. Since our original filing, our Ohio Electric utility distribution companies have submitted two supplemental stipulations adding the support of additional parties including the City of Akron and the Council of Smaller Enterprises as well as NOPEC and NOAC, the Electric aggregation groups here in the State of Ohio. These governmental aggregation groups represent nearly 600,000 customers of our utility companies. These parties join the original 15 signatory parties that supports ESP including the City of Cleveland, the staff PUCO, and the number of manufacturing, education, hospital and consumer groups.

The proposed ESP would again use a competitive bidding process to establish generation supply and pricing for the period from June 1, 2011 through May 31, 2014 for customers who do not choose alternative suppliers. Depending on when we receive approval, we can conduct the initial auction as early as October. We continue to believe the plan will result in more certain rate levels for customers and provide for timely recovery of authorized charges. At the same time,it would promote energy efficiency and economic development and provide support for low income customers. It’s a good overall plan and we anticipate a PUCO decision in the near term.
Respecting the Met-Ed and Penelec procurement process, in May we participated in the third of four procurements for Met-Ed and Penelec default power supply for the five month period beginning January 1, 2011. The fourth auction is scheduled for October. The May procurement was also the first of four auctions to procure 24 month residential and 12 month commercial default service requirements for the period beginning June 1 of 2011. The remaining three auctions for these products will be conducted this October and in January and March of 2011. FES participated in each of the three auctions and also plans to participate in the remaining procurements as we continue to fill our book of business for 2011 and beyond.
On the operations side of the house, the Davis-Besse nuclear Power Plant returned to service on June 29th following an outage that included work to modify a number of control rod drive nozzles to insure their structural integrity and the continued safe and reliable operations of the plant. Davis-Besse’s next planned outage is scheduled for the fall of 2011 when we plan to install a new reactor head and an integrated head up great including new control rod drive mechanisms. The new head has been manufactured with nozzles made of materials less susceptible to primary water stress corrosion cracking and is expected to arrive at Davis-Besse later this year. It will then undergo preparation for installation including a series of pre-service inspections.
Turning now to environmental matters, as you know, the US EPA last month, used a proposed rule to replace the clean air interstate rule with a new rule with an implementation date starting January of 2012. We also understand that the EPA expects to issue proposed rules addressing mercury and other power plant emissions in the near future. We are currently assessing the impact of these and other factors may have on our facilities, particularly the operation of our smaller non-super critical units. For example, we may decide to idle certain of these units or operate them on a seasonal basis until we have greater clarity concerning the full extent of our environmental requirements.
Finally, I’d like to spend a few moments on our merger with Allegheny Energy. As you know, our S-4 registration statement was declared effective by the SEC last month. Shareholders of both FirstEnergy and Allegheny Energy will have the opportunity to vote on the merger at separate special meetings scheduled for September 14th. On the regulatory front, we have filed our applications with the Federal Energy Regulatory Commission and the State Commissions in Pennsylvania, Maryland, West Virginia and Virginia. Procedural schedules have been established for each of these State proceedings. For example, the Pennsylvania PUC is holding its public hearings today. And even though the Department of Justice has requested more information related to our Hart-Scott-Rodino filings which will extend the HRS app. waiting period, we remain on track to complete the merger during the first half of 2011.
The FirstEnergy and Allegheny merger integration teams will also continue their work to determine how to best combine the companies operations following completion of the merger. Their efforts are laying the ground work for how to combine the Company, how the combined Company will operate on its first day as a new FirstEnergy, how the integration will proceed in the first 100 days thereafter and what the Company will look like in the long term. The teams are focused on ensuring a smooth transition and identifying best practices going forward. We continue to believe that the benefits of this combination will be realized and expect the merger to be accretive to earnings in the first full year after closing.
While there is still much work to do, I’d like to spend a few moments providing a few detailed examples. On the operational side, our teams have identified numerous post-merger opportunities to increase the utilization of Allegheny’s super critical fleet and we are confident in our ability to capitalize on FirstEnergy’s operational excellence and our experience in competitive markets to create value within an optimized combined fleet. We’ve also developed a greater appreciation for the value of Allegheny’s transmission system and the opportunities for growth in the transmission business. In addition, the sheer size of the combined generation fleet which will nearly double our annual coal procurement requirements will enable us to take advantage of economies of scale and the increased fuel blending opportunities across the combined fleet to further create value.
I want to emphasize that the benefits of this merger are real and I am committed to achieving the value this natural combination has the potential to bring for our customers, our employees, and our shareholders. As I said earlier the shareholder vote on the merger is scheduled for next month. I’m asking for your continued support in helping us build a stronger Company and one better positioned for success in the future. Now I’ll be happy to take your questions.

Q U E S T I O N S    A N D    A N S W E R S
Operator
Thank you, (Operator Instructions). Our first question is coming from the line of Dan Eggers.

Dan Eggers — Credit Suisse — Analyst
The conversation you guys laid out some numbers when the deal was announced, a lot of those on the competitive side clearly related to making the fleet run better, bringing in costs, but commodity prices having dipped is there a risk at this point in time those absolute numbers are shrinking as well?

Mark Clark — FirstEnergy — EVP and CFO
No. We’re still, Dan, the transition teams really started in April but we’re very pleased with where they are, finding more opportunities in other areas we anticipated so in a general sense I’d say no. We’re very pleased with what we are and where we’re seeing.

Dan Eggers — Credit Suisse — Analyst
I guess, I don’t know Mark or Jim can answer or help explain a little better, the fixed to floating swaps that happened in the quarter and the $127 million of cash you brought in, how it’s going to flow in the cash flow and income statements over type?

Jim Pearson — FirstEnergy — VP and Treasurer
Yes, Dan. This is Jim. As you know, part of our overall strategy, which is generally to maintain a floating to fix in the range of 15% to 35%, we elected to enter into a couple different swaps, one for $3.15 billion and then we took advantage of that when it moved in economically in our favor and one for $3.2 billion. The overall results of unwinding those and taking that profit was about $127 million and that gain is going to be amortized over the life of the underlying swaps. We expect that to be about $0.04 to earnings this year in 2010 of which about $0.02 was in the second quarter and then you’ll see that benefit amortized to interest expense through 2018.

Dan Eggers — Credit Suisse — Analyst
Okay, thank you and I guess just kind of the last question as relates to the ESP and the auction planning process. This has certainly taken longer to get the ESPs approved than expected. At what point in time do you start running out of time to be able to hold more than one supply auction in order to space them out and get them all done in enough advance before the May deadline?

Tony Alexander — FirstEnergy — President and CEO
Dan, this is Tony. I think we have sufficient time for the Commission to address the case that’s before them right now and conduct audits in a timely way.

Dan Eggers — Credit Suisse — Analyst
Okay, thank you.

Operator
Thank you. Our next question is coming from the line of Hugh Wynne. Please proceed with your question.

Hugh Wynne — Sanford C. Bernstein & Company — Analyst
Hi. I just wanted to focus in on the $0.09 erosion in commodity margin in the quarter. I know you all have pointed to the Davis-Besse outage as the possible culprit here representing a $0.07 drag on commodity margin but it seems to me that there’s got to be something else happening here because your nuclear generation was actually up in the quarter relative to last year by 450,000-megawatt hours and then your fossil generation was up by 2.5 million-megawatt hours, so it seems like the problem is not a shortfall in nuclear generation or a shortfall in generation generally. You’re doing fine on that front, so I was wondering if there were other factors at play that were contributing to the erosion in commodity margin.

Bill Byrd — FirstEnergy — VP of Corporate Risk
This is Bill Byrd. The Davis-Besse impact was really an opportunity cost.

Hugh Wynne — Sanford C. Bernstein & Company — Analyst
Right.

Bill Byrd — FirstEnergy — VP of Corporate Risk
The margin would have been $0.02 if Davis-Besse would have been online and that would have allowed more opportunity sales because our fossil units had to provide replacement prior to Davis-Besse. Another item embedded in the commodity margin is the capacity expense associated with the solutions providing capacity and energy to Met-Ed and Penelec during the last year of the transition period at those two companies and there was a price increase June 1st, I believe the capacity prices changed which was a negative contributor to the commodity margin.

Hugh Wynne — Sanford C. Bernstein & Company — Analyst
Right, so your capacity prices went up as you went into the new power year but there was no ability to pass that through at Met-Ed and Penelec because—

Bill Byrd — FirstEnergy — VP of Corporate Risk
Correct, and then the final driver in terms of big categories, last year in 2009, solutions had 100% of the polar load obligation for April and May and then in June, the auction kicked in and solution supplied 50% and the April/May prices were a carryover from the pricing in the first quarter so it tended to be higher than the auction price so now when you compare 2010 which is pure auction results to that hybrid period last year, you see a negative impact on the overall margin.

Hugh Wynne — Sanford C. Bernstein & Company — Analyst
Great. Bill, thank you very much. That’s very clear and just one quick follow on. You all had mentioned that the Department of Justice was trying to gather some more information regarding for their Hart-Scott-Rodino review. What are they poking around at or what are they potentially worried about?

Tony Alexander — FirstEnergy — President and CEO
At this point, Hugh, I think it’s just more information. It’s a fairly complex market when you talk about PJM with a lot of participants and I think they want to insure that they have in their minds what they need to make their evaluation, so I’m not seeing anything out of that other than like in most cases, people ask for additional information from what is otherwise typically filed originally.

Hugh Wynne — Sanford C. Bernstein & Company — Analyst
Great, understood. Thank you very much.

Mark Clark — FirstEnergy — EVP and CFO
Thanks Hugh.

Operator
Thank you. Our next question is coming from the line of Steve Fleishman.

Steve Fleishman — BofA Merrill Lynch — Analyst
Hi, guys.

Tony Alexander — FirstEnergy — President and CEO
Hi, Steve.

Steve Fleishman — BofA Merrill Lynch — Analyst
My regrets on Lebron. But more importantly, two questions. First on the — Mark talked about doing a little better on direct sales than your plan going forward and I’m wondering if you could give a little sense of as you look out into the post Ohio I guess ESP period, how much of your generation is locked up on a price basis for second part of 2011 or for 2012 through these direct sales at this point?

Bill Byrd — FirstEnergy — VP of Corporate Risk
It isn’t precise, this is Bill Byrd, but roughly months 1350, a tad over 50% of the revenue is locked in.

Steve Fleishman — BofA Merrill Lynch — Analyst
I’m sorry, I wasn’t—

Bill Byrd — FirstEnergy — VP of Corporate Risk
Months 13 through 24, so like from next August on, I just keep track of it on the next 12 months and then months 13 through 24.

Steve Fleishman — BofA Merrill Lynch — Analyst
Is about 50% of the—

Bill Byrd — FirstEnergy — VP of Corporate Risk
Correct.

Steve Fleishman — BofA Merrill Lynch — Analyst
Of the price is locked up?

Bill Byrd — FirstEnergy — VP of Corporate Risk
Correct.

Steve Fleishman — BofA Merrill Lynch — Analyst
And that’s all direct sales or have you done other hedging through these auctions?

Bill Byrd — FirstEnergy — VP of Corporate Risk
No, that’s a combination of polar auctions and direct sales, and some wholesale, bilateral contracts of fixed prices.

Steve Fleishman — BofA Merrill Lynch — Analyst
Okay, so that would be August 2011 through July of 2012?

Bill Byrd — FirstEnergy — VP of Corporate Risk
Yes, and for the next 12 months, we’re between 90% and 95%.

Steve Fleishman — BofA Merrill Lynch — Analyst
Okay.

Mark Clark — FirstEnergy — EVP and CFO
Steve, this is Mark. From a risk perspective which is what Bill is speaking of, if we manage it in 12 month increments, in other words our policy says they have to be so much booked in months one through 12 and then 13 through 24 and then 25 through 36, so we think of it as in 12 month increments.

Steve Fleishman — BofA Merrill Lynch — Analyst
Okay, so that means you’ve done a decent amount of incremental hedging as this year has gone on?

Bill Byrd — FirstEnergy — VP of Corporate Risk
Yes.

Steve Fleishman — BofA Merrill Lynch — Analyst
Out in that period?

Bill Byrd — FirstEnergy — VP of Corporate Risk
Yes.

Steve Fleishman — BofA Merrill Lynch — Analyst
Okay, my other question is this was asked already but just on these fixed to floating swaps, I know you’ve done this as normal course but what’s the strategy on kind of terminating, putting in a new one and then terminating again? It’s just a little bit, it’s got to be different than what you’ve normally done.

Jim Pearson — FirstEnergy — VP and Treasurer
Yes, Steve, this is Jim Pearson. You’re correct. We’ve put these on before and we’ve typically let them run their course; however, we have a pretty robust policy here where when the market starts moving, Bill Byrd and I and Mark look at that very closely and it was our determination when these swaps move very economically in our favor, we thought it would be best to take them off, take the cash, and realize that economic benefit over the underlying swap. We did that the first time and then the market moved back pretty much where we were when we originally put on the first swaps so we decided to do it again and we went through our same process and the market moved down rather quickly and we made the same decision to take that economic benefit, take the cash and amortize that gain over the life of the underlying swap.

Mark Clark — FirstEnergy — EVP and CFO
This is Mark. You’re right. This is not normal for us to do but we were also doing it from a business standpoint because we have a number of pollution control revenue bonds that come due this year and early next year, I think between those two, use sets it’s $800 million and what we’re trying to do is we’re going to be moving those from variable rate to probably fixed rate mode so we’re trying to keep the overall interest portfolio within certain bands and that’s why we did the original transaction.

Steve Fleishman — BofA Merrill Lynch — Analyst
Okay so as you stand today right now, what is your variable fixed to floating rate percent that are floating?

Jim Pearson — FirstEnergy — VP and Treasurer
We’re right around 15% right now.

Steve Fleishman — BofA Merrill Lynch — Analyst
So you’re at the low end of that target?

Jim Pearson — FirstEnergy — VP and Treasurer
We’re at the low end of our policy range.

Steve Fleishman — BofA Merrill Lynch — Analyst
Got you, that’s helpful, thank you.

Operator
Thank you. Our next question is coming from the line of Angie Storozynski

Angie Storozynski — Macquarie Research Equities — Analyst
Thank you. Two questions. First of all I wanted to talk about the competitive retail business. You said that the retail results are exceeding your expectations. I wanted to know what’s your competitive advantage, what’s the strategies? Are you offering longer contracts? Is the margin that you’re accepting lower than your competitors or are you already incorporating the fleet that you’re acquiring from Allegheny into your assumptions when you’re actually trying to procure new customers?

Jim Pearson — FirstEnergy — VP and Treasurer
I think the biggest advantage that we have when we’re talking to customers is we’re sourcing out of our own generation and that takes the risk away from them in terms of a supplier defaulting on the contract, they don’t have power. It’s one thing to pay for electricity. It’s another thing when your plants shut down because your supplier can’t deliver so the first competitive and largest competitive advantage we have is just simply the fact we can source it from our own generation plants. Second is we can taylor the contracts pretty much to the term that the customer wants so we’re not dependent on the wholesale market to do that, and the last advantage that we have is we’ve had long term relationships with these customers, particularly in Ohio and they’ve been good relationships.

Angie Storozynski — Macquarie Research Equities — Analyst
Any other markets that you would venture into other than Ohio and Pennsylvania?

Jim Pearson — FirstEnergy — VP and Treasurer
Well, I think we’ve been open about the fact we’ve been in Michigan, Illinois, southern Ohio, parts of Pennsylvania, Maryland and to the extent we can move our generation into those markets, we will and that’s one of the big benefits of the Allegheny transaction because of their transmission system. It’s not just the big projects. It’s some of the smaller projects allows us to move more power east.

Angie Storozynski — Macquarie Research Equities — Analyst
Okay, my second question is about the procurement of coal and you mentioned the economies of scale following the acquisition of Allegheny and potential blending of coal. Do you have any view also as to the longer term level of coal prices? Is that your sense that maybe a forward curve is peaking for central Appalachia coal and how does it impact your decision regarding the acquisition of Allegheny and also your prospects about accretion of this transaction?

Jim Pearson — FirstEnergy — VP and Treasurer
I don’t know if Tony wants to be more specific but I think in general, we just think when you have the buying requirement that we have, you have larger leverage in the market. We also have signal peak that we could bring into the East, so we have a lot of opportunities and one of the big benefits that we have is we do a considerable amount of fuel blending at the plants. That’s something that Allegheny does somewhat but not to the extent we do, so it’s not just the price you are paying but your ability to blend coal during the day based on market prices of that day. So we’re very comfortable we’re going to be able to capture those synergies.

Angie Storozynski — Macquarie Research Equities — Analyst
But what do you mean by blending coal? What type of coal blending are we referring to here?

Tony Alexander — FirstEnergy — President and CEO
Well, a lot of it, Angie, is just mixing coal using powder River Basin or other higher ash coals or lower BTU coals depending on what the market conditions are, so you can take essentially generation out of your fleet when the market doesn’t need it and reduce your costs by using a different fuel at the time. We’ve become very sophisticated at doing that here at FirstEnergy, with fairly sophisticated systems that allow us to essentially change fuel blends fairly rapidly and take advantage of these lower prices for coal when the market for electricity is not as robust as it might otherwise be.

Mark Clark — FirstEnergy — EVP and CFO
Angie, on the other side you could have a hot day where prices are spiking and you’ll put higher BTU coal into your plants, to increase the production. The ability to do that almost on an hourly basis is where we believe we create significant value.

Angie Storozynski — Macquarie Research Equities — Analyst
Great. Thank you.

Mark Clark — FirstEnergy — EVP and CFO
Thank you.

Operator
Thank you. Our next question is coming from the line of Greg Orrill. Please proceed with your question.

Greg Orrill — Barclays Capital — Analyst
Thanks a lot. I was wondering if you could provide an update if there is any on where you’re headed with asset sales?

Mark Clark — FirstEnergy — EVP and CFO
We’re about where we anticipated to be. We don’t feel like we have to do anything on a fire sale basis. We got some additional cash for some tax settlements and some other things and we’re in active discussions with a number of different parties, some of which are fairly close to conclusion, some of which are not, but again, the principal assets that we’ve talked about are OVEC, signal peak because its always been our intent to add the contract on single peak and not the ownership and some other selected assets. But it’s moving at probably the appropriate pace.

Greg Orrill — Barclays Capital — Analyst
Okay, thanks Mark.

Operator
Thank you. Our next question is coming from Jonathan Arnold.

Jonathan Arnold — Deutsche Bank — Analyst
Good afternoon.

Mark Clark — FirstEnergy — EVP and CFO
Hi, Jonathan.

Jonathan Arnold — Deutsche Bank — Analyst
Hi. Mark, when you talked about the factors that could influence the second half, you mentioned continuing concerted efforts to resolve tax, uses. Were you hinting at a strong likelihood of an additional gain on top of the $0.05 we saw in the second quarter or was that just a “we always do this” comment?

Mark Clark — FirstEnergy — EVP and CFO
Actually it’s the opposite. I would say we do not always do this. We take a very hard look at what was going on in our tax department at the end of last year. We brought on a former partner from Ernst & Young from their tax group. We just felt that we have a number of legacy tax issues that needed to be cleaned up and we’re working our way down through the list. Do I hope that the government is cooperative in the second half of the year? Yes, but we have no assurances of that but these are just legacy issues that we’re working our way through when we changed our strategy, brought in some new skill sets into our Company and that’s just kind of what we do. We’re just working our way down the list.

Jonathan Arnold — Deutsche Bank — Analyst
So you don’t feel you’re done with that by the sound of it?

Harvey Wagner — FirstEnergy — VP and Controller
Jonathan, this is Harvey Wagner. We’ve got seven open tax years through 2007 that we’re working diligently to resolve. Our anticipation is that we will have only resolution through 2007 before the end of 2010 and because of that, we’re anticipating that our effective tax rate will be somewhere in the 35% range for the entire year and right now we’re at about 38% through the first six months so that kind of gives you a sense for that.

Jonathan Arnold — Deutsche Bank — Analyst
So without being able to do the math in my head, does that mean there’s incremental tax wins baked into the guidance range?

Harvey Wagner — FirstEnergy — VP and Controller
Yes.

Jonathan Arnold — Deutsche Bank — Analyst
Can you quantify?

Harvey Wagner — FirstEnergy — VP and Controller
It would be within the range. We’re still looking at a $0.10 per share range.

Mark Clark — FirstEnergy — EVP and CFO
And I would reiterate that it takes two parties to settle this.

Harvey Wagner — FirstEnergy — VP and Controller
Right. We don’t really want to talk about too many details with respect to that for obvious reasons.

Mark Clark — FirstEnergy — EVP and CFO
I would just kind of summarize this whole thing by saying we’re very pleased with where we are. We’re very pleased with the fact we changed. We’re very pleased with the fact we brought additional skill sets and we hope to get all of this stuff behind us.

Jonathan Arnold — Deutsche Bank — Analyst
And so would it be reasonable to assume a more normal tax rate in that 38% range in year 2011?

Mark Clark — FirstEnergy — EVP and CFO
Yes.

Jonathan Arnold — Deutsche Bank — Analyst
Okay, if I may just on one other topic, could you give us an update on Signal Peak, and I think last quarter you were at half a million run rate and hoping to get up to a million.

Mark Clark — FirstEnergy — EVP and CFO
Yes, Signal Peak is still having start up issues with the long wall equipment. They also had a shortfall with one of their wells going down which they’ve resolved. They’ve produced around 1.6 million tons in the first six months of the year and they expect to be within 3.5 million tons at the balance of the year. We are pleased they are making progress on what I’ll call the education of the work force and long haul. We’ve also brought in a new Chief Operating Officer to help support the management group there. He will spend most of his time underground so it’s just I would characterize it as start up and we’ve provided additional resources for them to work their way through it.

Jonathan Arnold — Deutsche Bank — Analyst
So that was 3.5 million in the second half?

Mark Clark — FirstEnergy — EVP and CFO
Yes.

Jonathan Arnold — Deutsche Bank — Analyst
Is that sort of just about 600,000 tons a month?

Mark Clark — FirstEnergy — EVP and CFO
Yes.

Jonathan Arnold — Deutsche Bank — Analyst
And so that target of getting to the million a month run rate, is that no longer a year-end target?

Mark Clark — FirstEnergy — EVP and CFO
Well, I think we’re just trying to be conservative. If they can get there, great. I think maybe we were a tad optimistic because of how well they got the mine built and developed and we kind of maybe took too much liberty with optimism and we’re trying to be a little bit more conservative now.

Jonathan Arnold — Deutsche Bank — Analyst
Okay, thank you.

Mark Clark — FirstEnergy — EVP and CFO
Thank you.

Operator
Thank you. Our next question is coming from the line of David Frank.

David Frank — Analyst
Hi, good afternoon guys.

Mark Clark — FirstEnergy — EVP and CFO
Hi, David.

David Frank — Analyst
Two quick questions. One, do you expect the Dayton service territory, will be a growing area of opportunity for your marketing operations and why?

Mark Clark — FirstEnergy — EVP and CFO
I think we expect all of Ohio to be because their generation is so easily sourced to that market,but they have a tighter regulatory ban than some of the other areas so it might be a little harder to do that but certainly it’s in Ohio and certainly its close to our generation.

David Frank — Analyst
Okay, so this goes back to the fact you guys have a big geographically diverse fleet with large spectrum of low falling capabilities I guess?

Mark Clark — FirstEnergy — EVP and CFO
Yes. I think that’s again one of the strong benefits of the Allegheny merger that they’re bringing 6,000 megawatts of super critical units and they are going to run.

David Frank — Analyst
Right, and then a question for Tony on transmission. I know that you guys have the independent transmission Company and I know Allegheny has some big projects with some smaller transmission projects. Is there any thought to maybe combine all of these transmission operations together into one subsidiary upon the closure of the merger and obviously when you look at the performance of the stock like International Transmission Company, it could potentially be a very attractive set of assets and maybe even a cheaper form of financing for you guys at some point.

Tony Alexander — FirstEnergy — President and CEO
David, with respect to organization afterwards, all of that is on the table. That’s one of the opportunities that this merger would present for us. Again, I’m not going to pre-judge what the team suggests is the best course for the Company to take in the future, although what you’ve outlined there certainly seems to have some interesting perspectives.

Mark Clark — FirstEnergy — EVP and CFO
David, this is Mark. As I said, we are continually impressed with the transmission assets as we’ve gotten into the overall process but as Tony alluded to, we’re still months away from making decisions like that.

David Frank — Analyst
Right, but those assets are all unincumbered by utilities as I understand, right? You’re independent and their big projects are all independent. They aren’t under the regulation of State regulators or anything?

Mark Clark — FirstEnergy — EVP and CFO
Principally yes. It’s mostly FERC.

David Frank — Analyst
Okay, thank you.

Mark Clark — FirstEnergy — EVP and CFO
I guess we have time to take one more question. Thanks.

Operator
Thank you. Our next question is coming from the line of Marc De Croisset.

Marc De Croisset — FBR Capital Markets — Analyst
Thanks, good afternoon. A very quick one. I see the Ohio PUC required an excessive earnings test application. Can you give us a little bit of color there on the implications and whether SES is appropriately excluded from that test?

Tony Alexander — FirstEnergy — President and CEO
Yes, Marc this is Tony. The statute in the State of Ohio is designed really for the utility earnings. It’s not designed for FES earnings or any non-utility under the jurisdiction of the PUC, so it’s really looking at the distribution Company from our perspective. We’re not seeing many issues there. It’s primarily focused more on companies that have generation inside their utility operations.

Marc De Croisset — FBR Capital Markets — Analyst
It will be done utility by utility, right?

Tony Alexander — FirstEnergy — President and CEO
As far as I understand, that’s correct.

Marc De Croisset — FBR Capital Markets — Analyst
Thank you very much, Tony.

Mark Clark — FirstEnergy — EVP and CFO
Thank you. Just to wrap up, I’d like to thank everyone for joining us on the call today. As always we appreciate your continued support and interest in FirstEnergy. Thank you very much.

Tony Alexander — FirstEnergy — President and CEO
Thanks, everyone.

Operator
This concludes today’s teleconference. You may disconnect your lines at this time. Thank you for your participation.

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